March 10, 2006

Mr. David Burton

Staff Accountant

Division of Corporate Finance

United States Securities and Exchange Commission

Mail Stop 6010

Re: Pericom Semiconductor Corporation Comment Letter dated March 3, 2006.

Dear Mr. Burton:

We, Pericom Semiconductor Corporation (the “Company”) hereby respond to the comments of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter of March 3, 2006. For the convenience of the Staff, we have set forth the Staff’s comments in bold and italicized type below.

We note the changes in internal control over financial reporting and the remediation efforts implemented (or in the process of being implemented) as disclosed in Item 9A of Form 10-K for fiscal year ended July 2, 2005 and Item 4 of Form 10-Q for the quarter ended October 1, 2005. Consequently, the disclosure in Item 4 of Form 10-Q for the quarter ended December 31, 2005 should be amended to include details about the latest material weakness identified (i.e., the consolidation process did not operate effectively) and disclosure of any changes to internal control over financial reporting during the third quarter of fiscal 2006. Also in this regard, management must conclude, in light of the material weakness, that the disclosure controls and procedures are either effective or not effective, as of December 31, 2005. We note no such disclosure. If not effective, the disclosure must be expanded to disclose why they are not effective. Tell us if you expect any issues or restatements as a result of the material weakness disclosed. Also, tell us what additional remediation efforts, if any, are needed for the Disclosure Controls and Procedures to become effective. In addition, tell us when you believe final procedures for these efforts will be implemented.

As requested by the Staff, we have set forth, in Attachment A hereto, our proposed, expanded disclosure about the latest material weakness identified, which regarded the consolidation process, and the disclosure of any changes to internal control over financial reporting during the third quarter of fiscal 2006. Such expanded disclosure is set forth in the underlined text in Attachment A. After we have received any further comments from the Staff on such expanded disclosure, we will then file an amended Form 10-Q for the quarter ended December 31, 2005, to include such disclosure.

With respect to the Staff’s comments regarding management’s conclusion whether the disclosure controls and procedures were effective or not as of December 31, 2005, we note that such conclusion is set forth in the third sentence of the first paragraph of Item 4. See Attachment A.

With respect to the Staff’s question as to whether we expect any issues or restatements as a result of the material weaknesses disclosed, we hereby advise the Staff that we do not expect any such issues or restatements.

With respect to the Staff’s question as to what additional remediation efforts are needed for the Disclosure Controls and Procedures to become effective, we note that the material weakness identified related to issues resulting from the Company’s recent acquisition of eCERA Comtech Corporation. To address the material weakness identified in connection with the Company’s eCERA subsidiary, the Company is currently undertaking the following remediation activities: implementing a better mode of direct communication between the finance staff in eCERA and the finance staff in the Company’s headquarters office; and standardizing the accounting practices between eCERA and the Company. The Company expects to complete these remediation efforts by March 31, 2006, which is the end of the Company’s fiscal third quarter.

The Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you have any additional comments or questions. I can be reached at 408-435-0800, ext 442.

Thank you.

Regards,

Jeff D. Coburn

Director of FP&A and Financial Reporting

Pericom Semiconductor Corporation

Attachment A

Item 4. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Quarterly Report on Form 10-Q, the Company carried out an evaluation, under the supervision and with the participation of our Chief Executive Officer (CEO) , who is also our interim Chief Financial Officer (CFO) effective February 1, 2006, of the effectiveness of our disclosure controls and procedures. Disclosure controls and procedures include controls to ensure that information that the Company is required to disclose in reports that the Company files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and is accumulated and communicated to the Company’s management, including the CEO who is also the interim CFO of the Company, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer who is also our interim Chief Financial Officer has concluded that our disclosure controls and procedures were not effective as of December 31, 2005, due to the existence of a material weakness in internal control over financial reporting, as described below, and an unremediated material weakness reported in connection with our form 10K for the fiscal year ended July 2, 2005. Management understands that a material weakness is a significant deficiency (within the meaning of Public Company Accounting Oversight Board Auditing Standard No. 2), or combination of significant deficiencies, that results in there being more than a remote likelihood that a material misstatement of the annual or interim financial statements will not be prevented or detected.

At December 31, 2005, the Company’s controls over the consolidation process, including the proper accounting for the foreign currency translation of subsidiary financial statements and the review of the consolidation of subsidiary financial statements for proper classifications in the consolidated financial statements, did not operate effectively, representing a material weakness in the operation of internal controls over financial reporting. This material weakness related to accounting reporting from the Company’s eCERA Comtech Corporation subsidiary. The Company acquired eCERA, which is based in Taiwan, on September 7, 2005. The Company is still addressing the integration and consolidation of the accounting and financial reporting of eCERA with that of the Company. During the quarter ended December 31, 2005, the Company detected and corrected accounting errors from eCERA in the following areas: the misclassification of debt between short and long term debt obligations; the failure to break out restricted cash from the cash accounts; the incorrect classification of a contract cancellation fee; and the accounting for the currency translation of fixed assets at the historical foreign currency exchange rate as opposed to the current foreign exchange rate. Although these accounting errors were corrected, the Company concluded that, in light of the number of such errors, they represented a material weakness in the internal controls over financial reporting.

To address the material weakness identified in connection with the Company’s eCERA subsidiary, the Company is currently undertaking the following remediation activities: implementing a better mode of direct communication between the finance staff in eCERA and the finance staff in the Company’s headquarters office; and standardizing the accounting practices between eCERA and the Company. The Company expects to complete these remediation efforts by March 31, 2006, which is the end of the Company’s fiscal third quarter.

It should be noted that any control system, no matter how well designed and operated, can provide only reasonable assurance to the tested objectives. The design of any control systems is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

Changes in Internal Control over Financial Reporting

In addition, to the material weakness described above related to the operating effectiveness of controls over the consolidation process which was identified during the quarter ended December 31, 2005, management made the following changes in our internal control over financial reporting (as defined in Rule 13a-15(f) of the Exchange Act) during the quarter ended December 31, 2005 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management has implemented changes in the internal control over financial reporting during the quarter ended December 31, 2005 to address the material weakness identified during the quarter ended October 1, 2005 related to the process for timely evaluation and potential write-down of MRB inventory. The control activities, which are discussed below, are reasonably likely to materially affect our internal control.

•	As part of the Company’s monthly closing procedures, controls were implemented to ensure that an analysis of pending MRB inventory is performed monthly to assess whether this inventory should be valued. If the inventory should not be valued, an entry will be booked to record the expected scrap expense.

•	Also, a review of MRB scrap transactions that occur after the end of the reporting period and prior to issuance of financial statements is now performed and, if material in inventory at the end of the reporting period is subsequently scrapped this is recorded as a charge to cost of goods sold and as a reduction of inventory in the period prior to the transaction.

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